

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Tim Murphy
Chief Financial Officer
Repay Holdings Corp.
3 West Paces Ferry Road
Suite 200
Atlanta, GA 30305

      Re: Repay Holdings Corp.
          Draft Registration Statement on Form S-1
          Filed on May 6, 2020
          CIK No. 0001720592

Dear Mr. Murphy:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Morris at (202) 551-3314 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services

cc: Heather Ducat, Esq.